SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 15th  June, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                           Twin Mining Corporation

                                         (Registrant)

Date June 15, 2005

       s.   Hermann Derbuch

        Chairman, President & CEO

Press Release

Toronto, Ontario, June 9, 2005

              Twin Mining Retains Research Capital as Financial and Strategic Adviser

Twin Mining Corporation (TSX: TWG) (“Twin”) announces that it has retained Research Capital Corporation as financial and strategic adviser to assist Twin in seeking and evaluating strategic and capital market alternatives to unlock the value of Twin’s significant assets.

Twin will consider a number of transactions to increase the visibility of its diamond and gold assets.

Strategic alternatives under consideration include the reorganization of Twin into two separate and distinct listed companies:

•

A gold development company which will focus on bringing the Atlanta Gold Mine into production and on mine-site exploration to increase reserves and extend mine life.

•

A diamond exploration and development company which will focus on accelerating the development of its Brodeur Peninsula project.

Twin is also considering strategic alternatives including mergers and acquisitions to achieve a greater critical mass and realize higher equity multiples for Twin’s diamond and gold assets.

Twin is a gold and diamond exploration and development company which owns or controls, directly or indirectly, majority interests in mineral properties located in regions which are geologically and geopolitically favorable for mineral development.

The Atlanta Gold Mine which is located in a historic mining region near Atlanta, Idaho, U.S.A. is expected to commence production in 2006, at a production rate in excess of 100,000 ounces of gold a year at a cash production cost of US$188 per ounce of gold, based on an updated feasibility study completed in November 2004 by Behre Dolbear & Company, Inc. Current estimates of saleable gold of 525,000 ounces from an open pit operation have significant potential to increase. The feasibility study has been filed in compliance with National Instrument 43-101 of the Canadian Securities Administrators and is available for review at www.sedar.com. Debt financing of US$33 million for mine construction committed by Investec Bank (UK) (see press release June 9, 2005).

Twin’s diamond exploration property consists of the Jackson Inlet East and West claim blocks and the Vista claim blocks totaling 1.3 million acres located on Brodeur Peninsula, Nunavut. To date, 3 diamondiferous pipes and a 1.7 km diamondiferous corridor have been recognized. Over 50 carats of gem quality diamonds have been recovered from mini-bulk sampling. In 2004, a MIDAS II™ high-sensitivity aeromagnetic survey and soil sampling identified 78 separate drill targets and 15 kimberlite indicator mineral clusters.

This news release includes statements about expected future events and financial results that are forward looking in nature and subject to risks and uncertainties. Twin cautions that actual performance may be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what Twin currently foresees.

For further information contact:

 For Renmark Financial Communications

Hermann Derbuch, P.Eng.,                                                  Cameron: tcameron@renmarkfinancial.com

Chairman, President & CEO                                                Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 777-0013   Fax: (416) 777-0014

                 Media - Cynthia Lane: clane@renmarkfinancial.com

E-mail: info@twinmining.com                                             Tel.: (514) 939-3989 www.renmarkfinancial.com